Tel 713.758.2222 Fax 713.758.2346

March 9, 2006

Via EDGAR and FACSIMILE
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Complete Production Services, Inc. Registration Statement on Form S-1 File No. 333-128750
Dear Mr. Schwall:
     Pursuant to the communication with the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 7, 2006, Complete Production Services, Inc. (the “Company”) is filing today, via EDGAR, the Company’s responses to the comments and requests for additional information contained in the letter from the Staff dated March 3, 2006. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. The Company will be filing at a later date, via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the above referenced registration statement on Form S-1 (the “Registration Statement”) once the audit of its 2005 annual financial statements has been completed.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission March 9, 2006 Page 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Critical Accounting Policies and Estimates, page 38
Stock Options, page 39
1.	We have reviewed the fairness analysis prepared by Houlihan Lokey Howard & Zukin that you provided in response to prior comment 13 of our letter dated February 2, 2006. We note the selected multiples used by Houlihan Lokey for each of the three combined entities in its report in arriving at a final valuation of Complete Production Services. Please explain the basis for determining the selected multiples used for each entity. For example, we note the reference in footnote 3 and 4 on page 17 of the fairness analysis to certain methodologies used. Please explain what methodologies were employed in arriving at the final selected multiples for each entity.

Response: The independent directors of each of the three companies (IPS, CES and IEM) retained Houlihan Lokey Howard & Zukin (“Houlihan Lokey”) to provide an independent opinion as to whether the transaction in which the three companies were combined was fair from a financial point of view. Houlihan Lokey employed several different valuation methodologies to calculate several enterprise value ranges for each of the three companies, and a weighted average of these valuation ranges was employed to determine the final enterprise value range for each company. The weighting of the methodologies was based on the professional judgment of Houlihan Lokey in determining which valuation methodologies were more relevant to each of the companies.

We believe page 6 of the fairness analysis best summarizes all of the methodologies employed and the weightings that were given to the methodologies for each company. The selected multiples resulting from the various methodologies and the weightings that were given to each of the methodologies were impacted/adjusted based on Houlihan Lokey’s professional subjective judgment, taking into consideration the factors specific to each company and summarized on page 7 of the fairness analysis. These factors were determined by Houlihan Lokey from the comprehensive interviews they conducted with each of the three management teams and the other diligence performed outlined on pages 60 to 62 of the fairness analysis.

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Section I below contains a summary of the methodologies employed and Section II below contains a description provided by Houlihan Lokey of their use of the methodologies in arriving at the final valuations for each of the entities.

I. Overview of Valuation Methodologies

A. Market Approach

The market approach (also called the “market capitalization” approach) is a useful method of determining the fair value of a company. The approach is one of determining a level of earnings that is considered to be representative of the future performance of the company, and capitalizing this figure by an appropriate risk-adjusted rate. This approach provides an indication of value for the security, which corresponds with the particular earnings figure being capitalized.

The capitalization rate is an expression of what investors believe to be a fair and reasonable rate of return for the particular security, given the inherent risks of ownership. It incorporates expectations of growth and rests on the implicit assumption that some level of earnings will be generated by the enterprise into perpetuity. Capitalization rates specifically reflect operating, financing, and liquidity risks among other market-based factors that contribute to the uncertainty of a company’s future growth and performance. There are two primary means of obtaining capitalization rates:
1.	Market multiple method, whereby companies having their stock traded in the public market are selected for comparison purposes and used as a basis for choosing reasonable capitalization rates for the subject company. Capitalization rates obtained in this manner are generally expressed as ratios of the various earnings figures, and are referred to as “market multiples.”

2.	Comparable transaction method, whereby public transactions involving target companies that are comparable to the subject company are analyzed. For this method, the total price paid for the company is related to earnings figures which yield implied transaction multiples. The acquired company is then compared with the subject company on the basis of risk and expected return, and its transaction multiples are used as a basis for selecting appropriate multiples for the subject company.

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B. Income Approach

The income approach, or discounted cash flow (“DCF”) approach, is another popular method of determining the fair value of a closely held company. The approach is one of estimating the present value of the projected future cash flows to be generated from the business and theoretically available (though not necessarily paid) to the capital providers of the company. In the DCF approach, the counterpart to the market multiple described above is the discount rate applied to the projected future cash flows to arrive at the present value.

The discount rate is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. It can also be interpreted as the rate of return that would be required by providers of capital to the company to compensate them for the time value of their money, as well as the risk inherent in the particular investment. Unlike the market multiple, however, the discount rate employed in the DCF approach contains no implicit expectations of growth for the cash flows. Instead, the projected cash flows themselves reveal growth expectations, while allowing for a great deal more flexibility in projecting such growth rates.

In contrast to the “cash flow” figures used in the market capitalization approach, the figure used in the DCF approach more accurately represents the true cash flow being generated by the operations of the business. In short, it incorporates cash expenditures on working capital and fixed assets necessary to maintain operations, while also recognizing the non-cash expenses contained in earnings figures. The cash flows are typically projected over a limited number of years, which will depend on the planning horizon of the specific firm and other factors related to the particular industry and the general economy. As a result, it is necessary to compute a terminal value as of the end of the last period for which cash flow is projected.

This terminal value is essentially an estimate of the value of the enterprise as of that future point in time, and it incorporates the assumptions of perpetual operations and implicit growth found in the market capitalization approach; the terminal value may be calculated through a valuation at the end of the cash flow period utilizing an exit multiple, such as EV/EBITDA, or derived from a highly simplified capitalization of cash flow method (known as “Gordon Growth”). Discounting each of the projected future cash flows and the terminal value back to the present, and summing the results, yields an indication of value for the enterprise as a whole.

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C. Methodologies Employed
For each of the companies, a combination of the aforementioned methods were utilized. Specifically, Houlihan Lokey utilized a combination of the market multiple, comparable transaction and the Gordon Growth approach; the Gordon Growth approach was utilized in lieu of a comprehensive DCF analysis due to the availability of only one year of projections. Additionally, where applicable, other methodologies were employed based on recent transactions by each of the companies.
II. Valuation of CES, IPS, IEM and CPS
A. Valuation of CES
1. Market Multiple Methodology
Houlihan Lokey calculated certain financial ratios of the CES comparables based on the then most recent publicly available information. These financial ratios included multiples of: (i) enterprise value (“EV”) to latest twelve month (“LTM”) EBITDA, (ii) EV to LTM revenues, (iii) EV to LTM free cash flows (defined as EBITDA less capital expenditures) (“FCF”), (iv) EV to projected 2005E EBITDA, and (v) EV to projected 2005E revenues.
In determining the selected multiples, Houlihan Lokey considered CES’ diversified operations across the U.S., its long-term contracts, and its strong historical financial performance; however, noting that CES is at the low end of its peer group in size (measured by revenue) and profitability (measured by EBITDA, as a percentage of revenue) as well as its lack of proprietary technology. The comparable companies were separated into two groups: Contract Drilling Tier and Other Services Tier. Because of CES’ diversification and relatively small drilling business, a greater weight was given to the Other Services Tier.
For LTM EV/EBITDA, the selected range was determined to be 7.0x to 8.0x, which represented 80.5% and 92.0% of the median LTM EV/EBITDA multiple, respectively. Other financial ratios were based on similar assumptions.
Houlihan Lokey estimated the enterprise value of CES, after applying selected valuation multiples as indicated above, to be in the range of $510 million to $580 million.

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2. Comparable Transaction Methodology

Houlihan Lokey calculated an EV to LTM EBITDA financial ratio for the CES comparable transactions. The selected range was determined to be 6.5x to 7.5x, or 65.0% to 75.0%, of the median Comparable Transaction LTM EV/EBITDA multiple, respectively.

For similar reasons to the Market Multiple Methodology, Houlihan Lokey selected a range of multiples that were at a discount to the comparable transactions; however, noting that, due to lack of directly comparable transactions, Houlihan Lokey considered a lesser degree of relevance on the Comparable Transaction Methodology versus the Market Multiple Methodology.

Houlihan Lokey estimated the enterprise value of CES, after applying selected valuation multiples as indicated above to CES’ adjusted LTM EBITDA, to be in the range of $470 million to $550 million.

3. Income Approach

Houlihan Lokey utilized certain financial projections prepared by CES management for the fiscal year ended December 31, 2005. To determine the enterprise value of CES, Houlihan Lokey utilized the Gordon Growth methodology and used the projected cash flows and applied risk-adjusted discount rates ranging from 12.0% to 14.0% and long-term growth rate in the range of 3.0% to 5.0%.

Based on this analysis, Houlihan Lokey estimated the enterprise value of CES to be in the range of $424 million to $530 million.

4. Other Valuation Approaches

Houlihan Lokey considered the implied enterprise value of CES in connection with its recent acquisition of Roustabout Specialties, Inc. (“RSI”) and the issuance of common stock by CES in July 2005 at an assumed price $335.00 per share. The implied enterprise value — based on this transaction, CES’s total shares outstanding (post transactions) and total net debt — was approximately $440 million.

5. CES Valuation Conclusion

Based on the analyses and factors described in the foregoing, Houlihan Lokey determined the enterprise value of CES to be in the range of $450 million to $550

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million. A high degree of relevance was considered for the Market Multiple Methodology based on multiple tiers of comparable companies while a moderate level of relevance was determined for the Comparable Transaction Methodology due to lack of direct comparable companies. A lesser degree of relevance was given to the Income Approach, due to only one year of projections, as well as the implied enterprise value based on the RSI acquisition due to the small size of the acquisition (only $7.8 million).

After determining the Enterprise Value of CES, Houlihan Lokey made certain adjustments to determine fully diluted equity value on a per share basis, including adjustments to reflect (i) debt obligations of CES, (ii) cash and cash equivalents, and (iii) the estimated cash proceeds assuming the exercise of dilutive stock options. After consideration of these adjustments, Houlihan Lokey estimated the fully diluted share price of CES to be in the range of $355.58 per share to $472.46 per share, based on approximately 856,000 fully diluted shares outstanding.

B. Valuation of IPS

1. Market Multiple Methodology

Houlihan Lokey calculated certain financial ratios of the IPS comparables based on the most recent publicly available information. These financial ratios included multiples of: (i) EV to LTM EBITDA, (ii) EV to LTM revenues, (iii) EV to projected 2005E EBITDA, and (iv) EV to projected 2005E revenues.

In determining the selected multiples, Houlihan Lokey considered IPS’ geographic diversification across the U.S., its proprietary technology and relatively new equipment; however, noting that IPS is at the low end of its peer group in size (measured by revenue), profitability (measured by EBITDA, as a percentage of revenue) and competes against larger companies that have greater access to capital. The comparable companies were separated into two groups: Canadian Tier and Others Tier; Houlihan Lokey gave greater weighting to the Others Tier in which the selected EBITDA multiples were nearly equal to the median multiples to the Others Tier.

For LTM EV/EBITDA, the selected range was determined to be 9.0x to 10.0x, which represented 91.8% and 102.0% of the median LTM EV/EBITDA Others Tier multiple, respectively. Other financial ratios were based on similar assumptions.

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Houlihan Lokey estimated the enterprise value of IPS, after applying selected valuation multiples as indicated above, to be in the range of $300 million to $350 million.
2. Comparable Transaction Methodology
Houlihan Lokey calculated an EV to LTM EBITDA financial ratio for the IPS comparable transactions. The selected range was determined to be 8.5x to 9.5x, or 90.4% to 101.1%, of the median Comparable Transaction LTM EV/EBITDA multiple, respectively.
For similar reasons to the Market Multiple Methodology, Houlihan Lokey selected a range of multiples that were at a discount to the comparable transactions. Houlihan Lokey noted that two recent transactions, which it believes are more comparable to IPS, were purchased at EV/EBITDA multiples of 7.0x and 6.7x. However, these companies were smaller relative to IPS and other comparable transactions (EVs of $23.1 million and $61.7 million, respectively) and it was determined that IPS should be at a premium. Houlihan Lokey also notes that two other transactions were more comparable to IPS with EV/EBITDA multiples of 11.7x and 14.0x. Houlihan Lokey selected a range of LTM EV/EBITDA multiples towards the midpoint of these four transactions.
Houlihan Lokey estimated the enterprise value of IPS, after applying selected valuation multiples as indicated above to IPS’s adjusted LTM EBITDA, to be in the range of $470 million to $550 million.
3. Income Approach
Houlihan Lokey utilized certain financial projections prepared by IPS management for the fiscal year ending December 31, 2005. To determine the enterprise value of IPS, Houlihan Lokey utilized the Gordon Growth methodology and used the projected cash flows and applied risk-adjusted discount rates ranging from 12.0% to 14.0% and long-term growth rate in the range of 4.0% to 6.0%.
Based on this analysis, Houlihan Lokey estimated the enterprise value of IPS to be in the range of $201 million to $258 million.

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4. Other Valuation Approaches
Houlihan Lokey considered the implied enterprise value of IPS in connection with its acquisition of a third party in February 2005. In connection with this acquisition, a portion of the proceeds was in the form of common stock with an assumed price $17.00 per share. The implied enterprise value based on this per share value was approximately $280 million.
5. IPS Valuation Conclusion
Based on the analyses and factors described in the foregoing, Houlihan Lokey determined the enterprise value of IPS to be in the range of $280 million to $340 million. A high degree of relevance was considered for the Market Multiple Methodology as well as the Comparable Transaction Methodology based on direct comparable companies and transactions. A high degree of reliance was also utilized in IPS’s acquisition of Parchman — this was a larger deal for IPS in which IPS had recently issued stock. A lesser degree of relevance was given to the Income Approach due to only one year of projections.
After determining the Enterprise Value of IPS, Houlihan Lokey made certain adjustments to determine fully diluted equity value on a per share basis, including adjustments to reflect (i) debt obligations of IPS, (ii) cash and cash equivalents, and (iii) the estimated cash proceeds assuming the exercise of dilutive stock options. After consideration of these adjustments, Houlihan Lokey estimated the fully diluted share price of IPS to be in the range of $18.54 per share to $24.33 per share, based on approximately 10,364,000 fully diluted shares outstanding.
C. Valuation of IEM
1. Market Multiple Methodology
Houlihan Lokey calculated certain financial ratios of the IEM comparables based on the most recent publicly available information. These financial ratios included multiples of: (i) EV to LTM EBITDA, (ii) EV to LTM revenues, (iii) EV to projected 2005E EBITDA, (iv) EV to projected 2005E revenues, and (v) EV to the three year average EBITDA.
In determining the selected multiples, Houlihan Lokey considered IEM’s leading market share in the areas in which it competes, its relatively new equipment and its EBITDA profitability margins, which are towards the high end of its peer group;

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however, noting that IEM is within a highly volatile marketplace, at its capacity in which it would need to invest more capital to grow, and it is the smallest company of its peers (based on revenue) as well as compared to CES and IPS.
For LTM EV/EBITDA, the selected range was determined to be 4.0x to 5.0x, which represented 41.2% and 51.5% of the median LTM EV/EBITDA multiple. Other financial ratios were based on similar assumptions.
Houlihan Lokey estimated the enterprise value of IEM, after applying selected valuation multiples as indicated above, to be in the range of $55 million to $69 million.
2. Comparable Transaction Methodology
Houlihan Lokey calculated an EV to LTM EBITDA financial ratio for the IEM comparable transactions. The selected range was also determined to be 4.0x to 5.0x, or 85.1% to 106.4%, of the median Comparable Transaction LTM EV/EBITDA multiple, respectively.
Because transaction sizes were closer to IEM (based on revenue, EBITDA, and overall range of enterprise values), a moderate degree of relevance was given to the Comparable Transaction approach for IEM.
Houlihan Lokey estimated the enterprise value of IEM, after applying selected valuation multiples as indicated above to IEM’s adjusted LTM EBITDA, to be in the range of $59 million to $74 million.
3. Income Approach
Houlihan Lokey utilized certain financial projections prepared by IEM management for the fiscal year ending December 31, 2005. To determine the enterprise value of IEM, Houlihan Lokey utilized the Gordon Growth methodology and used the projected cash flows and applied risk-adjusted discount rates ranging from 12.0% to 14.0% and long-term growth rate in the range of 2.0% to 4.0%.
Based on this analysis, Houlihan Lokey estimated the enterprise value of IEM to be in the range of $59 million to $72 million.

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4. IEM Valuation Conclusion
Based on the analyses and factors described in the foregoing, Houlihan Lokey determined the enterprise value of IEM to be in the range of $58 million to $72 million. A lesser degree of relevance was considered for the Market Approach due to few good comparable companies while a moderate level of relevance was considered for the transaction approach for reasons previously discussed. As such, a high degree of relevance was considered for the Income Approach.
Based on the analyses and factors described in the foregoing, Houlihan Lokey determined the enterprise value of IEM to be in the range of $58 million to $72 million. After determining the Enterprise Value of IEM, Houlihan Lokey made certain adjustments to determine fully diluted equity value on a per share basis, including adjustments to reflect (i) debt obligations of IEM, (ii) cash and cash equivalents, and (iii) the estimated cash proceeds assuming the exercise of dilutive stock options. After consideration of these adjustments, Houlihan Lokey estimated the fully diluted share price of IEM to be in the range of $345.97 per share to $448.58 per share, based on approximately 136,000 fully diluted shares outstanding.
D. Valuation of CPS
1. Market Multiple Methodology
Houlihan Lokey calculated certain financial ratios of the CPS comparables based on the most recent publicly available information. These financial ratios included multiples of: (i) EV to LTM EBITDA, and (ii) EV to projected 2005E revenues.
In determining the selected multiples, Houlihan Lokey considered the factors as previously discussed for each of the companies.
For LTM EV/EBITDA, the selected range was determined to be 7.5x to 8.5x, which represented 74.3% and 84.2% of the median LTM EV/EBITDA multiple, respectively. Houlihan Lokey considered the selected multiples for each of the companies in determining the selected range of multiples for CPS, primarily weighted by EBITDA and revenue. The other financial ratio was based on similar assumptions.
Houlihan Lokey estimated the enterprise value of CPS, after applying selected valuation multiples as indicated above, to be in the range of $910 million to $1,050 million.

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2. Comparable Transaction Methodology
Houlihan Lokey calculated an EV to LTM EBITDA financial ratio for the CPS comparable transactions. The selected range was determined to be 8.0x to 9.0x, or 80.0% to 90.0%, of the median Comparable Transaction LTM EV/EBITDA multiple, respectively.
For similar reasons to the Market Multiple Methodology, as well as considering the selected multiples for each of the companies, Houlihan Lokey selected a range of multiples that were at a discount to the comparable transactions.
Houlihan Lokey estimated the enterprise value of CPS, after applying selected valuation multiples as indicated above to CPS’s adjusted LTM EBITDA, to be in the range of $970 million to $1,090 million.
3. Income Approach
Houlihan Lokey utilized certain financial projections prepared by CPS management for the fiscal year ending December 31, 2005. To determine the enterprise value of CPS, Houlihan Lokey utilized the Gordon Growth methodology and used the projected cash flows and applied risk-adjusted discount rates ranging from 11.0% to 13.0% and long-term growth rate in the range of 3.0% to 5.0%. A lower discount rate was utilized due to the larger size of the new company and its greater diversification.
Based on this analysis, Houlihan Lokey estimated the enterprise value of CPS to be in the range of $762 million to $979 million.
4. Other Valuation Approaches
In estimating the value of CPS, Houlihan Lokey also considered the following valuation indications including (i) the enterprise value of CPS based on the “sum-of-the-parts” of CES, IPS and IEM which implies enterprise values in the range of $788 million to $962 million, and (ii) valuation estimates by certain investment banks, which performed valuation analyses of CPS, in connection with a potential initial public offering of CPS’ shares, the approximate range of enterprise values from such estimated was approximately $1,060 million to $1,330 million.

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5. CPS Valuation Conclusion
Based on the analyses and factors described in the foregoing, Houlihan Lokey determined the enterprise value of CPS to be in the range of $900 million to $1,030 million. After determining the Enterprise Value of CPS, Houlihan Lokey made certain adjustments to determine fully diluted equity value on a per share basis, including adjustments to reflect (i) debt obligations of CPS, (ii) cash and cash equivalents, and (iii) the estimated cash proceeds assuming the exercise of dilutive stock options. After consideration of these adjustments, Houlihan Lokey estimated the fully diluted share price of CPS to be in the range of $22.44 per share to $26.82 per share, based on approximately 29,682,000 fully diluted shares outstanding.
2.	We have reviewed your responses to comments 3 through 18 of our letter dated February 3, 2006. We also note your response to prior comment 20 of our letter dated December 2, 2005, which discusses the qualitative factors attributing to the difference between the per share valuation ($11.66) presented in Annex F of such letter and the expected offering price. We understand the underwriters may update the offering price range in future amendments. Please tell us what information was used by the underwriters in determining the expected offering price range that has led to the difference between the $11.66 per share and the $18.50 mid-point of expected offering price. For example, is the increase in value per share attributable to more current estimated EBITDA figures, which includes growth in the Company’s operations, or did the underwriters use a different multiple of EBITDA or different methodology approach? Please reconcile the differences between these resulting values on a more detailed and quantitative basis.
Response: The $11.66 per share was determined in mid-September 2005 using the applicable multiples for the Company from Houlihan Lokey’s fairness analysis, a revised estimate of 2005 EBITDA and an appropriate adjustment for the payment of the Dividend. We refer to this as the “Updated Houlihan Lokey Evaluation” in the text below and it is shown in Annex F of the Company’s response letter dated January 17, 2006.

The $18.50 per share mid-point of expected offering price was determined from the analysis performed by the underwriters in mid-November 2005 using the then-current (mid-November 2005) estimates of company performance and capital structure. We refer to this as the “Underwriters’ Evaluation” in the text below. The primary reasons

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that there is a difference in resulting share prices include that (i) the Underwriters’ Evaluation was prepared with more current estimates, including estimates of 2006 financial performance, (ii) the Underwriters’ Evaluation and the Updated Houlihan Lokey Evaluation used somewhat different methodologies, (iii) the Underwriters’ Evaluation used a larger and somewhat different set of comparable companies and (iv) Houlihan Lokey applied a greater discount to the selected multiples for the Company compared to public company comparables. These primary differences are described further below.
i)	Higher Estimates: The Underwriters’ Evaluation was performed later in the year when the focus was moving toward, and there was more visibility with respect to, 2006 estimated financial performance rather than 2005 estimated financial performance. The underwriters believed that 2006 financial performance would be a primary driver of valuation as of mid-November 2005. The Company had been performing well following the Combination and due to factors such as the Big Mac acquisition that closed on November 1, 2005, growth resulting from significant capital expenditures and continued improvement in the general business and pricing environment for the Company, the estimates for 2006 financial performance were significantly higher than those for 2005. For example, estimated EBITDA for 2006 was $226 million (when the Underwriters’ Evaluation was performed in mid-November 2005), as compared to $161 million for 2005 (when the Updated Houlihan Lokey Evaluation was performed), or an increase of approximately 40%.

ii)	Different Valuation Methodologies: As described in the Company’s response to comment 1 above, in deriving the applicable multiples, Houlihan Lokey used several different valuation methodologies to calculate several enterprise value ranges and then used a weighted average based on Houlihan Lokey’s professional judgment in determining which valuation methodologies had the most relevance under the circumstances. The underwriters relied primarily on a market multiple valuation methodology, which primarily used, among other factors, comparable public companies’ market multiples of 2006 projected EBITDA, cash flow and net income. In each case, Houlihan Lokey and the underwriters used their own professional judgment with respect to appropriate valuation methodologies.

iii)	Different Comparable Companies: In order to reflect the Company’s growth from 2005 to 2006 and its additional market penetration, the underwriters included several larger companies that have broader product offerings in their comparable group versus the companies used in the Updated Houlihan Lokey Evaluation.

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The comparable companies used by the lead underwriters are shown in Annex A attached and the comparable companies used by Houlihan Lokey are set forth on page 52 of its fairness analysis, previously provided to the Staff. In each case, Houlihan Lokey and the underwriters used their own professional judgment with respect to appropriate comparable companies.

iv)	Size, Diversity of Risk and Liquidity Discount: The underwriters assume implicit in their evaluation that the Company will successfully complete its IPO and, as such, will be treated as a public entity with no private company liquidity discount. In addition, due to this factor and due to the Company’s growth from 2005 to 2006 and its additional market penetration, the underwriters believed that the Company would trade comparable to its public company peer group without any significant discount. Houlihan Lokey’s valuation considered that the Company was at the low end of the peer group relative to size, EBITDA and profitability. As a result, based on the market multiple methodologies in their valuation, which is most similar to the methodologies in the Underwriters’ Evaluation, discounts to the public company comparables used by Houlihan Lokey ranged from 15.8% to 25.7%.
For illustration purposes, a summary of evaluations based strictly on EBITDA (a common evaluation methodology to both Houlihan Lokey and the underwriters) is included as Annex B attached.
I.E. Miller Companies
Independent Auditor’s Report, page F-75
3.	We note your response to comment 37 of our letter dated February 2, 2006, which states the audit firm of Darnall, Sikes & Frederick is not registered with the Public Company Accounting Oversight Board (“PCAOB”). In order to comply with Article 2 of Regulation S-X, the auditor’s report must state the audit was performed in accordance with PCAOB standards (United States). An auditor is not required to be registered with the PCAOB in order to meet this requirement. Therefore, we reissue prior comment 37 of our letter dated February 2, 2006.
Response: Darnall, Sikes & Frederick has revised its report in accordance with the Staff’s comment and the revised report will be included in Amendment No. 4.

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Hamm Co.
Independent Accountants’ Report, page F-84
4.	Similar to our comment above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.
Response: Pursuant to the Center for Public Company Audit Firms (CPCAF) Alert #63, including the CPCAF SEC Regulations Committee matrix on the application of PCAOB Auditing Standard No. 1, it is our auditor’s understanding that the non-issuer entity whose financial statements are filed to satisfy S-X Rule 3-05 need not refer to PCAOB standards.
Consolidated Statement of Cash Flows, page F-88
5.	We note your disclosure within non-cash transactions of the sale of equipment to the principal stockholder for cash, forgiveness of a payable and a cash distribution applied to the purchase price. Please expand your related party footnote disclosures to address this transaction and identify the gain or loss resulting from this transaction included in your financial statements. In addition, tell us if such gain or loss was calculated based on the purchase price of the equipment, without netting the effect of the cash distribution.
Response: We will expand the disclosure as requested in Amendment No. 4 by adding the following paragraph to Note 4:

“During 2004, Hamm Co. sold equipment to its stockholder for $3,966,447. The sales price was satisfied through receipt of cash of $1,516,675, a distribution in kind to the stockholder of $2,096,333 and a reduction of accounts payable to the stockholder of $353,439. A gain of $442,805 was recognized as a result of the sale based on the purchased price of the equipment.”

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Independent Accountants’ Report, page F-95
6.	Similar to our comments above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.
     Response: Please see our response to comment 4 above.
Notes to Consolidated Financial Statements, page F- 100
Note 8, Litigation and Commitments, page F- 105
7.	We understand you have not recorded a liability for the potential loss associated with the property damage lawsuit to which Hamm Co. is a defendant. Please expand your disclosures to address why you have not recorded such liability, considering the provisions of SFAS 5.
Response: We will expand our disclosure as requested in Amendment No. 4 by replacing the first paragraph on Note 8 with the following paragraph:

“Hamm Co. is a defendant in a lawsuit that asserts property damage from leakage of a wastewater disposal tank to which Hamm Co. transported wastewater. The lawsuit seeks damages of an unspecified amount against many transporters of oilfield drilling fluids, including Hamm Co. The court sustained a motion for summary judgment on behalf of the transporters. The appeal has been fully briefed by the parties and has been assigned to the Court of Appeals for decision. A decision on that appeal has not been rendered. The amount of loss, if any, which may result from the ultimate outcome of this action is not currently reasonably estimable. No liability has been recorded with respect to this matter as of December 31, 2003. Events could occur in the near term that would change the amount of recognized liability materially.”

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Oil Tool Rentals, Inc.
Independent Accountants’ Report, page F-106
8.	Similar to our comments above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.
     Response: Please see our response to comment 4 above.
Big Mac Tank Trucks, Inc.
Independent Accountants’ Report, page F-115
9.	Similar to our comments above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.
Response: Please see our response to comment 4 above.

Securities and Exchange Commission March 9, 2006 Page 19
Notes to Consolidated Financial Statements, page F- 120
Note A, Nature of Operations, page F-120
1. Nature of Operations, page F-120
10.	We note you have defined “Big Mac” as including the accounts and operations of Big Mac Tank Trucks, Inc., Big Mac Transports, Inc. and Fugo Services, Inc. However, in following notes, you refer to “Big Mac” as though it is defined as only Big Mac Tank Trucks, Inc. For example, in Note B, under the title, Basis of Consolidation, you refer to “Big Mac” and its affiliates”. However, these entities are included in the definition of “Big Mac” in Note A. Similarly, in Note F, you discuss the business relationship between “Big Mac” and Big Mac Transports, Inc. and Fugo Services, Inc., which are included in your definition disclosed in Note A. Please revise the defined term of Big Mac and clarify which entities are included in its definition.
Response: We will revise the disclosure in the referenced footnotes as requested in Amendment No. 4.

Securities and Exchange Commission March 9, 2006 Page 20
     Please direct any questions that you have with respect to the foregoing to Scott N. Wulfe at (713) 758-2750 or Nicole E. Clark at (713) 758-3344.

Very truly yours, VINSON & ELKINS L.L.P.
By:	/s/ Nicole E. Clark
Nicole E. Clark

Enclosures

cc (with enclosures):	Joseph C. Winkler (Complete Production Services, Inc.)
J. Michael Mayer (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Robert L. Weisgarber (Complete Production Services, Inc.)
Scott N. Wulfe (Vinson & Elkins L.L.P.)
Brandon Sear (Grant Thornton LLP)
T. Imam Hasan (KPMG LLP)
R. Joel Swanson (Baker Botts L.L.P.)
Felix P. Phillips (Baker Botts L.L.P.)

Annex A

ANNEX B
For illustration purposes, a summary of evaluations based strictly on EBITDA (a common evaluation methodology to both Houlihan Lokey and the underwriters) is shown below.

(in millions, except multiples and per share amounts)
							Shares
			Total				Outstanding
			Enterprise				Adjusted for	Price per
	EBITDA	Multiple	Value	Net Debt		Equity	Split	Share
Mid September - 2005 EBITDA (Updated HLHZ)	$161	6.85x[1]	$1103	$403		$700	60	$11.66

Mid-November -2006 EBITDA (Underwriters)	$226	6.9x[2]	$1568	$205	[3]	$1,365	74	$18.50

(1)	6.85x is the midpoint of the high and low multiples from Houlihan Lokey’s fairness analysis

(2)	6.9x is the estimated 2006 EBITDA multiple at the midpoint of the filing price range

(3)	The $205 assumes application of $200 of the net proceeds from the primary share issuance in the IPO to reduce existing debt outstanding and $40 retained as cash for general corporate purposes. Furthermore, the debt balances used by the underwriters reflected the Company’s capital position as of mid-November 2005.